SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Hunt Corporation
(Name of Subject Company (Issuer))

FAC Acquisition Corporation
a wholly owned subsidiary of
FAC Holding Corporation
(Name of Filing Persons (Offerors))

Common Shares, par value $.10 per share
(Title of Class of Securities)

445591100

(CUSIP Number of Class of Securities)

Van Billet
Vice President and Chief Financial Officer
FAC Holding Corporation
3000 Centre Square West
1500 Market Street
Philadelphia, Pennsylvania 19102
Telephone: (215) 563-2800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Carmen J. Romano, Esq.
Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$117,365,623	$23,474

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 8,981,871 outstanding shares of common stock of Hunt Corporation (plus 34,136 restricted stock grants that would vest in connection with this transaction), at a purchase price of $12.50 per share. The transaction valuation also includes the offer price of $12.50 less $7.60, which is the average exercise price per share for outstanding options with an exercise price less than $12.50, multiplied by 952,150, the estimated number of such options outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is  1/50th of one percent of the aggregate transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $             Filing party:                       Form or Registration No.:                      Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by FAC Acquisition Corporation, a Pennsylvania corporation (the “Purchaser”) and a wholly owned subsidiary of FAC Holding Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the issued and outstanding common shares, par value $.10 per share (the “Shares”), of Hunt Corporation, a Pennsylvania corporation (the “Company”), at a purchase price of $12.50 per share, net to the seller in cash, without interest. The terms and conditions of the offer are described in the Offer to Purchaser, dated November 15, 2002 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is Hunt Corporation, a Pennsylvania corporation. Its principal executive office is located at One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103-7085 and its telephone number is (215) 656-0300.

(b) This Statement relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $12.50 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section of the Offer to Purchase entitled in “Price Range of the Shares; Dividends on the Shares” and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences,” “Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and “Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Certain U.S. Federal Income Tax Consequences,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” and “Plans for the Company; Other Matters” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b)(1-5) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” and “Plans for the Company; Other Matters” is incorporated herein by reference.

(b)(6) None.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements,” “Plans for the Company; Other Matters,” “Dividends and Distributions” and “Effect of the Offer on the Market for the Shares; Share Quotation, Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(c)(2) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled “Sources and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in the sections of the Offer to Purchase entitled “Sources and Amount of Funds” and “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements.”

ITEM 8. INTEREST IN SHARES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements; “Plans for the Company; Other Matters” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements,” “Certain Conditions of the Offer” and “Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

(a	)(1)(A)	Offer to Purchase.

(a	)(1)(B)	Letter of Transmittal.

(a	)(1)(C)	Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a	)(5)(A)	Press Release issued on November 12, 2002, incorporated herein by reference to the Schedule TO-C, filed by FAC Holding Corporation on November 12, 2002.

(a	)(5)(B)	Summary Advertisement as published in the Wall Street Journal on November 15, 2002.

(a	)(5)(C)	Press Release issued by on November 15, 2002.

(b	)(1)	Demand Note dated November 8, 2002, issued by FAC Holding Corporation to The Berwind Company LLC.

(b	)(2)	Demand Note dated November 8, 2002, issued by FAC Holding Corporation to Berwind Corporation.

(d	)(1)	Agreement and Plan of Merger, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and Hunt Corporation.

(d	)(2)	Tender and Voting Agreement, dated as November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain Shareholders.

(d	)(3)	Confidentiality Agreement, dated September 9, 2002, between Berwind Corporation and Hunt Corporation.

(g	)	Not applicable.

(h	)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAC HOLDING CORPORATION

By:	/s/ VAN BILLET
Name: Van Billet Title: Vice President and Chief Financial Officer

FAC ACQUISITION CORPORATION

By:	/s/ VAN BILLET
Name: Van Billet Title: Vice President and Chief Financial Officer

Dated: November 15, 2002

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Press Release issued on November 12, 2002, incorporated herein by reference to the Schedule TO-C, filed by FAC Holding Corporation on November 12, 2002.
(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on November 15, 2002.
(a)(5)(C)	Press Release issued by FAC Holding Corporation on November 15, 2002.
(b)(1)	Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to The Berwind Company LLC.
(b)(2)	Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to Berwind Corporation.
(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and Hunt Corporation.
(d)(2)	Tender and Voting Agreement, dated as November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain Shareholders.
(d)(3)	Confidentiality Agreement, dated September 9, 2002, between Berwind Corporation and Hunt Corporation.
(g)	Not applicable.
(h)	Not applicable.